SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Li3 Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501862106
(CUSIP Number)

Enrique Cuadra
Teatinos 220, 10th Floor, Santiago, Chile
Phone:  (562) 692-2061

With a copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501862106
___________________________________________________________________________________ (1) Names of reporting persons Calcata Sociedad Anónima S.A.
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Chile
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 51,041,666
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 51,041,666
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 51,041,666
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 18.2%1
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) CO

1	Based on 279,793,920 shares of common stock of Li3 Energy, Inc., issued and outstanding as of June 13, 2011, after giving effect to the acquisitions reported herein.

CUSIP No. 501862106
___________________________________________________________________________________ (1) Names of reporting persons Campos Mineral Asesorias Profesionales Limitada
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Chile
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 18,375,000
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 18,375,000
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 18,375,000
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 6.6%2
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) CO

2	Based on 279,793,920 shares of common stock of Li3 Energy, Inc., issued and outstanding as of June 13, 2011, after giving effect to the acquisitions reported herein.

CUSIP No. 501862106
___________________________________________________________________________________ (1) Names of reporting persons Roberto Gaona Velasco
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Chilean
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 16,333,334
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 16,333,334
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 16,333,334
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 5.8%3
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

3	Based on 279,793,920 shares of common stock of Li3 Energy, Inc., issued and outstanding as of June 13, 2011, after giving effect to the acquisitions reported herein.

CUSIP No. 501862106
___________________________________________________________________________________ (1) Names of reporting persons Christian Hidalgo Reyes
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Chilean
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 16,333,334
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 16,333,334
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 16,333,334
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 5.8%4
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

4	Based on 279,793,920 shares of common stock of Li3 Energy, Inc., issued and outstanding as of June 13, 2011, after giving effect to the acquisitions reported herein.

CUSIP No. 501862106
___________________________________________________________________________________ (1) Names of reporting persons Jorge Barrozo Sankan
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Chilean
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 12,250,000
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 12,250,000
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,250,000
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 4.4%5
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

5	Based on 279,793,920 shares of common stock of Li3 Energy, Inc., issued and outstanding as of June 13, 2011, after giving effect to the acquisitions reported herein.

CUSIP No. 501862106
___________________________________________________________________________________ (1) Names of reporting persons Jean Pierre Naciff Catalano
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization Chilean
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 8,166,666
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 8,166,666
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 8,166,666
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 2.9%6
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

6	Based on 279,793,920 shares of common stock of Li3 Energy, Inc., issued and outstanding as of June 13, 2011, after giving effect to the acquisitions reported herein.

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (“Common Stock”), of Li3 Energy, Inc., a Nevada corporation (“Li3”), whose principal executive offices are located at Av. Pardo y Aliaga 699, Of. 802, San Isidro, Lima, Peru.

Item 2. Identity and Background

This statement is filed on behalf of:

(a)	Name:	Calcata Sociedad Anónima S.A.
	Principal business address:	San Antonio N°19, Of. 1601, Santiago, Santiago, Chile
	Present business:	Investments
	Jurisdiction of organization:	Chile

(b)	Name:	Campos Mineral Asesorías Profesionales Limitada
	Principal business address:	Mardoqueo Fernández N° 128, Office 603, Providencia, Santiago, Chile
	Present business:	Advisors for the mining industry
	Jurisdiction of organization:	Chile

(c)	Name:	Roberto Gaona Velasco
	Residence or business address:	Los Gomeros N° 1643, Vitacura, Santiago, Chile
	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	Civil Engineer, independent advisor Los Gomeros N° 1643, Vitacura, Santiago, Chile
	Citizenship:	Chilean

(d)	Name:	Christian Hidalgo Reyes
	Residence or business address:	Luz N° 340, Apt. 601, Las Condes, Santiago, Chile
	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	Independent advisor Luz N° 340, Apt. 601, Las Condes, Santiago, Chile
	Citizenship:	Chilean

(e)	Name:	Jorge Barrozo Sankan
	Residence or business address:	Irarrazaval N°1729, Apt. 201, Ñuñoa, Santiago, Chile
	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	Civil Engineer, independent advisor Irarrazaval N°1729, Apt. 201, Ñuñoa, Santiago, Chile
	Citizenship:	Chilean

(f)	Name:	Jean Pierre Naciff Catalano
	Residence or business address:	Maipú N° 446, Copiapo, Chile
	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:	Engineer, independent advisor
	Citizenship:	Chilean

(collectively the “Reporting Persons”).

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k) under the Act.  Because of the arrangements described in item 4 below, the Reporting Persons may be deemed to constitute a group as defined in Section 13(d) of the Act.  However, each Reporting Person (a) disclaims membership in a group and (b) except as expressly otherwise set forth in this Schedule 13D, disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

For each Reporting Person that is a corporation, Schedule A attached hereto and incorporated herein by reference gives the information specified above for (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

For each Reporting Person that is a general or limited partnership, syndicate, or other group, Schedule A attached hereto and incorporated herein by reference gives the information specified above for (a) (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member.

During the last five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the persons named on Schedule A attached hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are shareholders of Sociedades Legales Mineras Litio 1 a 6 de la Sierra Hoyada de Maricunga, a group of six private Chilean companies (the “Maricunga Companies”), which collectively own the Maricunga Project, comprising six mining concessions covering an area of approximately 3,553 acres (1,438 hectares), in the northeast section of the Salar de Maricunga in Region III of Atacama in northern Chile (“Maricunga”).

On May 20, 2011, Li3 and the Reporting Persons signed the Framework Contract of Mining Project Development and Buying and Selling of Shares (the “Acquisition Agreement”), whereby Li3, through its Chilean subsidiary, Minera Li Energy SPA, acquired 60% of the Reporting Persons’ interests in the Maricunga Companies (the “Maricunga Shares”). The purchase price paid by Li3 was $6,375,000 in cash and an aggregate of 127,500,000 restricted shares of common stock of Li3 (the “Maricunga Purchase Price Shares”), 50% of which are restricted from sale for nine months and the remainder of which are restricted from sale for 18 months as provided in the Acquisition Agreement (the “Lock-Up”).  The Lock-Up will terminate if (a) Li3 signs an agreement with one or more investors for them to finance the necessary development of the project to the stage of commercial production; (b) an offer with characteristics of a take-over bid is made for Li3’s shares; (c) Li3’s current CEO sells his shares in Li3, or (d) Li3 agrees to sell its shares in Minera Li Energy SPA and/or Minera Li Energy SPA agrees to the sale of the Maricunga Shares.  In the event of (d) above, Li3 has agreed that the sale price in any such sale will be based on at least two valuations carried out by institutions with recognized experience in these types of mining assets. The $6,375,000 in cash includes a $250,000 deposit paid by Li3 in December 2010.

Pursuant to the Acquisition Agreement, closing occurred and the cash and Maricunga Purchase Price Shares were paid to the Reporting Persons on June 3, 2011.

Li3 has agreed to register, under the Securities Act, half of the Maricunga Purchase Price Shares by January 31, 2012, and the remainder by October 31, 2012.

In signing the Acquisition Agreement, Li3 also committed to finance upon closing, up to $5 million for technical feasibility studies for the project within 180 days of closing.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Maricunga Purchase Price Shares Units for investment purposes.

Consistent with their investment purpose, the Reporting Persons will in the future take such actions with respect to their investment in Li3 as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of Li3 through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Li3 has agreed with the Reporting Persons:  (a) to increase the number of directors constituting its Board of Directors to seven; (b) that the Reporting Persons will have the right to nominate three of Li3’s directors and that a fourth director (who shall hold of the position of Chairman of the Board) will be jointly nominated by the Reporting Persons and by Li3’s management (such persons, or any successors thereto nominated by the Reporting Persons or by the Reporting Persons and management, as the case may be, the “Nominees”), and that the Board shall appoint such Nominees to fill vacancies created in the Board by the increase in the number of directors and by resignations, to serve until the next annual meeting of stockholders; (c) that the Nominees shall continue to be nominated as directors by Li3’s management at the next and subsequent annual meetings of Li3’s stockholders, and at any special meeting of Li3’s stockholders at which directors are to be elected (collectively, a “Meeting”), during the period of the Lock-Up (but the Nominees will be subject to reelection by the stockholders as provided in Li3’s By-Laws); and (d) that if any Nominee is not elected by the stockholders pursuant to the By-Laws, the Reporting Persons, or the Reporting Persons and Li3’s management, as the case may be, will have the right to designate the same or another person as their Nominee at the next Meeting, provided it is within the period of the Lock-Up.

The Nominees have not yet been named.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of Li3, or the disposition of securities of Li3;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Li3 or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of Li3 or any of its subsidiaries;

d.	Any change in the present board of directors or management of Li3, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of Li3;

f.	Any other material change in Li3’s business or corporate structure;

g.	Changes in Li3’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Li3 by any person;

h.
Causing a class of securities of Li3 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of Li3 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)–(b)  See Items 7 through 13 of the cover pages.  Subject to the disclaimers of beneficial ownership in Item 2 above, as a group, the Reporting Persons may be deemed to beneficially own an aggregate of 122,500,000 shares or 43.8% of the outstanding Common Stock of Li3.  Except as described in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto has any equity or other ownership interest in Li3.

(c)          Other than as described in Item 3 above, there have been no other transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto.

(d)          The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of Li3, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2	Framework Contract of Mining Project Development and Buying and Selling of Shares dated as of May 20, 2011, between Li3 and the Reporting Persons

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 14, 2011

Calcata Sociedad Anónima S.A.

By:	/s/ Pablo Luis Cifuentes Corona
Name: Pablo Luis Cifuentes Corona
Title: CEO

Campos Mineral Asesorias Profesionales Limitada

By:	/s/ Patricio Campos Poblete
Name: Patricio Campos Poblete
Title: CEO

/s/ Roberto Gaona Velasco
Roberto Gaona Velasco

/s/ Christian Hidalgo Reyes
Christian Hidalgo Reyes

/s/ Jorge Barrozo Sankan
Jorge Barrozo Sankan

/s/ Jean Pierre Naciff Catalano
Jean Pierre Naciff Catalano

SCHEDULE A

With respect to Calcata Sociedad Anónima S.A., the information called for by Item 2 with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation of each of the directors and executive officers of such corporation are set forth below:

Name	Residence or business address	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Pablo Luis Cifuentes	San Antonio N° 19, Of. 1601, Santiago, Santiago, Chile	CEO of Calcata Sociedad Anónima S.A.	Chilean

With respect to Campos Mineral Asesorias Profesionales Limitada, the information called for by Item 2 with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation of each of the directors and executive officers of such corporation are set forth below:

Name	Residence or business address	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Patricio Campos Poblete	Mardoqueo Fernández N° 128, Office 603, Providencia, Santiago, Chile	CEO of Campos Mineral Asesorias Profesionales Limitada	Chilean

[Information called for in Item 1 if any Reporting person is a general or limited partnership, syndicate, or other group]